UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

KANA SOFTWARE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

483600300

(CUSIP Number)

Accel-KKR

2500 Sand Hill Road, Suite 300

Menlo Park, California 94025

(650) 289-2481

Attn: Jason Klein

Kay Technology Corp, Inc.

c/o Accel-KKR

2500 Sand Hill Road, Suite 300

Menlo Park, California 94025

(650) 289-2481

Attn: Jason Klein

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Carol Anne Huff

Jeffrey Seifman, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2200

December 23, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 483600300

(1)	Names of reporting persons. Kay Technology Corp, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power None
(8) Shared voting power None
(9) Sole dispositive power None
(10) Shared dispositive power None

(11)	Aggregate amount beneficially owned by each reporting person None
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 483600300

(1)	Names of reporting persons. AKKR Management Company, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power None
(8) Shared voting power None
(9) Sole dispositive power None
(10) Shared dispositive power None

(11)	Aggregate amount beneficially owned by each reporting person None
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 483600300

(1)	Names of reporting persons. AKKR Special Opportunities LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power None
(8) Shared voting power 2,000,000
(9) Sole dispositive power None
(10) Shared dispositive power 2,000,000

(11)	Aggregate amount beneficially owned by each reporting person 2,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 4.85%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 483600300

(1)	Names of reporting persons. Accel-KKR Capital Partners III, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power None
(8) Shared voting power 2,000,000
(9) Sole dispositive power None
(10) Shared dispositive power 2,000,000

(11)	Aggregate amount beneficially owned by each reporting person 2,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 4.85%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 483600300

(1)	Names of reporting persons. AKKR Fund III Management Company, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power None
(8) Shared voting power 2,000,000
(9) Sole dispositive power None
(10) Shared dispositive power 2,000,000

(11)	Aggregate amount beneficially owned by each reporting person 2,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 4.85%
(14)	Type of reporting person (see instructions) PN

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D filed on November 3, 2009 (as so amended, the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share (the “Common Stock”) of KANA Software, Inc., a Delaware corporation (“KANA” or the “Company”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings set forth in the 13D. This Amendment amends the Schedule 13D as specifically set forth herein.

ITEM 4.	PURPOSE OF TRANSACTION

On December 23, 2009, Kay Technology Corp., Inc. completed the acquisition of substantially all of the assets and liabilities of Kana Software, Inc. (the “Company”) pursuant to the terms of the previously reported Asset Purchase Agreement. As a result of the closing, the voting agreements with each of Black Diamond Offshore Ltd., Double Black Diamond Offshore Ltd., Nightwatch Capital Partners II, LP, John F. Nemelka and certain officers and directors of the Company terminated in accordance with their terms.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The first paragraph of Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) Effective as of the closing, AKKR Special Opportunities LLC (“Special Opportunities”) is the record owner of 2,000,000 shares with shared voting and dispositive power over such shares. Accel-KKR Capital Partners III, L.P. (“Fund III”), as the general partner of Special Opportunities, and AKKR Fund III Management Company, L.P., as the general partner of Fund III, may be deemed to share voting and dispositive power over such shares. Each disclaims beneficial ownership except to the extent of its pecuniary interest therein.

ITEM 6.	CONTRACTS, AGREEMENTs, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

As a result of the closing, the voting agreements with each of Black Diamond Offshore Ltd., Double Black Diamond Offshore Ltd., Nightwatch Capital Partners II, LP, John F. Nemelka and certain officers and directors of the Company terminated in accordance with their terms.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: December 23, 2009

KAY TECHNOLOGY CORP, INC.

By:	/s/ Jason Klein, President, Kay Technology Corp, Inc.

AKKR SPECIAL OPPORTUNITIES LLC

By:	Accel-KKR Capital Partners III, LP, its Member and Manager
By:	AKKR Fund III Management Company, LP, its General Partner
By:	AKKR Management Company, LLC, its General Partner

By:	/s/ Thomas Barnds, its Managing Member.

ACCEL-KKR CAPITAL PARTNERS III, LP

By:	AKKR Fund III Management Company, LP, its General Partner
By:	AKKR Management Company, LLC, its General Partner

By:	/s/ Thomas Barnds, its Managing Member.

AKKR FUND III MANAGEMENT COMPANY, LP

By:	AKKR Management Company, LLC, its General Partner

By:	/s/ Thomas Barnds, its Managing Member.

AKKR MANAGEMENT COMPANY, LLC

By:	/s/ Thomas Barnds, Member, AKKR Management Company, LLC